MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

November 23, 2004	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Acquisition of Horse Mountain Project, Cortez Trend

Miranda Gold Corp is pleased to announce that it has leased the Horse Mountain property in the Shoshone Range in Lander County, Nevada. The Horse Mountain property comprises 139 claims covering approximately 4.5 square miles. The property is located approximately 11 miles west-northwest of the Cortez Joint Venture’s Pipeline Mine and is surrounded by lands being explored by the Cortez Joint Venture. Placer Dome, operator of the Cortez Joint Venture, has publicly identified and promoted the general area around the Horse Mountain property as a strategic area of exploration focus subsequent to their Cortez Hills discovery of greater than 7 million ounces of gold.

The Horse Mountain property exhibits many of the characteristics associated with large Carlin/Cortez-type gold deposits. The conceptual target at Horse Mountain is for a high-grade Pipeline-Cortez Hills analogue where inferred mineralized faults project through the lower plate section within a large oxidized alteration cell. Immediate drill targets include offsetting and deepening previously-drilled holes that bottomed in anomalous gold and alteration.

Miranda considers the Cortez Trend to be a discrete subset of the larger Battle Mountain Trend, consisting of an array of west-northwest (north-west stepping) en echelon gold deposits occurring within a structural framework of interrelated west-northwest and north-northwest faults and folds, intrusive bodies, and lower-plate carbonate windows. The Horse Mountain acquisition represents Miranda’s ongoing efforts to identify quality exploration projects within projections of the Cortez Trend.

The geology of the Horse Mountain project comprises upper-plate chert, chert-argillite and quartzite in the upper plate of the Roberts Mountain allochthon. The structural framework includes northerly trending faults along the larger, through going and prominently altered west-northwest Wilson Canyon fault zone. A broad fold is inferred that corresponds to the east-trending axis of the Horse Mountain window located ½ mile to the west. Surface alteration includes pervasive silicification and strong Fe-oxidation associated with northerly and west-northwest-trending faults. Lamprophyre dikes reported within structural margins of a north-northwest “horst”, local magnetic highs and local Cu-oxides in drilling suggest possible intrusive bodies at depth.

Historic work by Phelps Dodge has defined a small low-grade gold resource called the Rum Dreams deposit that is hosted by upper plate quartzite and chert. Conventionally this resource has been interpreted by earlier workers to represent possible leakage from a potential more significant deposit at depth. Historic drilling on the Horse Mountain property suggests a significant alteration cell within lower plate rocks at depth. This alteration occurs over an area of approximately 6,000 feet by 2,000 feet as indicated by drilling.

Drilling in the late 1990s by Pathfinder Exploration and High Desert Minerals has intersected lower-plate carbonates rocks inferred as altered Silurian Robert’s Mountain Formation and Ordovician Hanson Creek Formation below the Roberts Mountain Thrust. These are prolific host rocks elsewhere on the Cortez Trend. One of these holes (MC9608) intersected 9.1 meters (30 feet) of 0.85 g Au/t (0.025 oz Au/t) including one 3-meter sample interval of 1.50 g Au/t (0.044 oz Au/t)) near the bottom of the hole. The Roberts Thrust (RMT), which separates upper- plate stratigraphy from lower-plate carbonate rocks, was intersected at 257m (840 feet.) and shows strong alteration and oxidization through the entire lower-plate drill interval. Elevated trace elements and the style of alteration, including moderate to intense silicification, clay alteration, decalcification and hematite suggest the presence of a robust Carlin-type system. Four other holes in the area have reached the lower-plate on the property. Moderate to intense alteration in the lower-plate is notable over significant thicknesses in all the holes reaching the RMT and anomalous gold is noted in two other holes. Oxidation is strongly developed locally to depths of at least 1,700 feet. below surface.

Miranda has signed a 20-year lease on the Horse Mountain project, has paid a $30,000 signing bonus, and will issue 25,000 warrants to the underlying claim owner. Advance Royalty payments due on the first and second anniversaries are $30,000 each. The Horse Mountain property is subject to a net smelter royalty (“NSR”) of 3.5% .

Miranda Gold Corp. is a gold exploration company operating in Nevada, with twelve gold exploration projects in various stages of exploration and development. In the last eleven months Miranda has focused exploration efforts on the Cortez Trend, resulting in the acquisition of nine new properties.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.